Filed pursuant to Rule 433

Registration No. 333-190491

Issuer Free Writing Prospectus dated February 23, 2016

Relating to Preliminary Prospectus Supplement dated February 23, 2016

Pricing Term Sheet for 3.125% Senior Notes due 2019

Issuer:	Juniper Networks, Inc.

Principal Amount:	$350,000,000

Maturity Date:	February 26, 2019

Coupon:	3.125%

Public Offering Price:	99.923%

Yield to Maturity:	3.152%

Spread to Benchmark Treasury:	+225 basis points

Benchmark Treasury:	0.750% due February 15, 2019

Benchmark Treasury Price / Yield:	99-173/4 / 0.902%

Interest Payment Dates:	February 26 and August 26, beginning August 26, 2016

Optional Redemption:	Make-whole call at any time at the greater of 100% of the principal amount of the notes being redeemed or discounted present value at the treasury rate plus 35 basis points.

Distribution Method:	SEC Registered

Trade Date:	February 23, 2016

Settlement Date:	T+3, February 26, 2016

Denominations:	$2,000 and multiples of $1,000 in excess thereof

CUSIP/ISIN:	48203R AL8 / US48203RAL87

Expected Ratings (Moody’s/S&P)*:	Baa2 / BBB

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by (i) calling Barclays Capital Inc. toll-free at 1-888-603-5847, (ii) calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or (iii) calling J.P. Morgan Securities LLC collect at 1-212-834-4533.

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